Mail Stop 3561

								            October 24,
2005

Mr. Joseph R. Rodriguez, Jr.
Chief Financial Officer
International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

		RE:	International Food Products Group, Inc.
			Form 10-KSB for Fiscal Year Ended June 30, 2004
			Filed November 16, 2004
Forms 10-QSB for Fiscal Quarters Ended September 30, 2004,
December
31, 2004, and March 31, 2005
Form 10-KSB for Fiscal Year Ended June 30, 2005
Filed October 13, 2005
			File No. 0-33251

Dear Mr. Rodriguez:

	We have reviewed your responses in your letters dated June
30,
2005 and August 31, 2005 and have the following additional comments.
Please be as detailed as necessary in your explanation so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
















Form 10-KSB for Fiscal Year Ended June 30, 2005

Management`s Discussion and Analysis or Plan of Operation, page 5

Plan of Operations, page 5

1. We previously requested and you previously agreed to revise the discussion of your plan of operations to ensure it is both realistic, in terms of your near-term prospects, and also well balanced, in terms of the potential barriers to achieving your plans. However, it does not appear that you have complied with this comment. In particular, we note that your disclosures continue to be overly optimistic, and that you still have not provided an adequately balanced discussion regarding the potential barriers to achieving your plans. For example, you state that the coming year should reflect a dramatic expansion and presence for your brands in many of the largest retail outlets and that your products should achieve significant revenues and profits and dramatically increase shareholder value. This disclosure appears to be similar to the disclosures included in your Form 10-K for the year ended June 30, 2004, filed over one year ago, yet the company continues to generate significant net losses, and continues to use significant amounts of cash in operations. Please revise your disclosures accordingly.

Statements of Shareholders` Deficit, page F-6

2. We have reviewed your responses filed June 30, 2005 and August
31,
2005 regarding your accounting for various stock transactions and have the following additional comments.

      Common stock issued to non-employees in exchange for services
* We understand that you measure the expense associated with these transactions based on the date the agreement with the non-employee is entered. Please tell us how you determined that a "performance commitment" exists on the date of the agreement between the parties.
Refer to footnote 3 of EITF 96-18. Ensure we understand the sufficiently large disincentives for nonperformance which make performance by the counterparty determinable. In this regard, we believe the contracts must contain explicit language concerning a penalty or disincentive in order for a performance commitment to exist upon the date of agreement between the parties. If you no longer believe that the measurement date employed is appropriate, please revise to use as the measurement date the date at which the counterparty`s performance is complete. In making your revisions, please note that estimates of eventual expense will be required to be made in periods prior to the measurement date and reflected in the financial statements for those periods, but the cost will need to be
"trued-up" once the measurement date is reached.


      Restricted common stock issued to non-employees in exchange for
services
* We understand that you measure the expense associated with these transactions based on the date the services agreement with the non-
employee is approved by your Board of Directors. Similar to our comment above with respect to common stock issued to non-employees in exchange for services, tell us how you determined that a
"performance
commitment," as that term is discussed in footnote 3 of EITF 96-
18,
exists on the date the services agreement is approved by your
Board
of Directors.  We presume that as of this date, the counterparty has
also agreed to the arrangement.  Please confirm this
understanding.
Also, as requested above, please ensure we understand the sufficiently large disincentives for nonperformance which make performance by the counterparty determinable as of this date. Otherwise, please revise to use as the measurement date the date at
which the counterparty`s performance is complete.    In making
your
revisions, please note that estimates of eventual expense will be required to be made in periods prior to the measurement date and reflected in the financial statements for those periods, but the cost will need to be "trued-up" once the measurement date is reached.
* We note that the valuations of your restricted stock using the "put option method" have resulted in marketability discounts ranging from
50% to 80% of the fair value of your unrestricted common shares. The magnitude of these adjustments does not appear to be supported. While we understand that the high volatility of your common stock price might contribute to the magnitude of the discount, we would also expect the relatively short duration of the restrictions on the restricted stock to substantially offset the volatility factor. Moreover, given the already limited trading market for your unrestricted common stock, we would not expect the lack of marketability associated with the restricted shares to result in such a significant discount from the quoted market price of your unrestricted common stock. Please provide us additional support for the magnitude of the discounts, or otherwise revise your financial statements to use the quoted market price of your common shares, or an amount very close thereto, in valuing restricted stock issuances to non-employees.

Restricted and/or unrestricted common stock issued to employees in exchange for services
* Please revise your financial statements to account for
restricted
and/or unrestricted common shares issued to employees in
satisfaction
of accrued payroll using the provisions of APB 25.  In this
regard,
we do not agree that these exchanges between you and your
employees
are scoped out of APB 25, as you suggest in your response. We believe all compensation transactions with employees that involve the issuance of stock should be accounted for under APB 25, regardless of
the form of the arrangements, since you have elected to apply APB
25
to stock based compensation arrangements with employees. In complying with this comment, please note that APB 25 requires you to measure such compensation expense by the quoted market price of your common stock on the measurement date, with no adjustment for restrictions or other items. Please also ensure your revised accounting is consistent with the provisions of paragraph 10.b. of APB 25 with respect to the measurement date used for determining compensation cost.

In addition to addressing each of the above points, please also revise your disclosures regarding your accounting for each of these types of transactions to make them more transparent. In particular, it should be clear for each type of transaction the measurement date and valuation method used. It is not sufficient to disclose, for example, that the fair value of shares issued to non-employees in exchange for services is determined by the quoted market price at the measurement date of each issuance. You should further describe what the "measurement date" represents.

Note 1.  Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 17

3. Please revise your disclosure to comply with comment 14 in our letter dated March 25, 2005. The revised disclosure should be consistent with the proposed revised disclosure you provided in a letter to us dated May 9, 2005.

Exhibits

4. As previously requested by us, and agreed by you, please include your cross-marketing agreement with Silverado Corporation in the amended Form 10-KSB.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.
Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

									Sincerely,


									   	George F.
Ohsiek,
Jr.
	Branch Chief
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Joseph R. Rodriguez
International Food Products Group, Inc.
October 24, 2005
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